Exhibit (1)

                                  PRESS RELEASE

For Immediate Release                               Contact: Dennis Sheehan
Monday, May 7, 2001                                          (212) 385-4441


CAPITAL BEVERAGE SIGNS ASSET PURCHASE AGREEMENT TO ACQUIRE BROOKLYN-BASED PROSPECT BEVERAGES, INC.


Capital Beverages Corporation (Nasdaq: CBEV) today announced that it has entered into an Asset Purchase Agreement to acquire certain assets and liabilities of Prospect Beverages, Inc., the Brooklyn based Pabst Distributors of Colt-45 Malt Liquor.

Pabst Brewing Company, the key supplier to approve this transaction, has already approved the transfer of the distribution rights for the Pabst Brewing Company brands from Prospect to Capital. Pursuant to this Agreement, upon the approval of certain manufacturers and brewers, Prospect's other distribution rights and territories will be transferred to Capital Beverage Corp.

The transaction is also contingent upon Capital's obtaining necessary financing in order to replace Prospect's current debt position, which is currently being arranged.

Prospect shareholders will receive 500,000 shares of CBEV common stock as well as employment contracts containing various financial considerations.

"We are pleased to announce the signing of the definitive Agreement to go forward with the Asset Purchase" said Carmine Stella, President of Capital Beverage. Mr. Stella said the acquisition will probably close within the next 20 days.

"We expect this acquisition to have a positive effect on net earnings by the end of the year. This acquisition will add approximately $20 million dollars in revenue to Capital's existing $17 million dollar gross revenue. This consolidation will cut Capital's overhead substantially through the synergies of distribution that will be created," Mr. Stella added.

"We are grateful that Pabst has approved this consolidation request, which should enhance both the brewers' and wholesalers' position in this marketplace. This consolidation has been a long time coming and has now balanced our competitive position with other major wholesalers in the New York City marketing area," said Mr. Stella.

Statements in this release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other unknown facts that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements that explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports and registration statements filed with the Securities and Exchange Commission.


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